                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2003

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: May 7, 2003                 By:   /s/ Scott Ewart
                                     -------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer

                                                                  [LOGO]


                     AT&T CANADA REPORTS FIRST QUARTER 2003
                         FINANCIAL AND OPERATING RESULTS

   ACHIEVES FIRST QUARTER EBITDA* AND INCOME FROM OPERATIONS OF $66.3 MILLION
                         AND $36.5 MILLION RESPECTIVELY

     SUCCESSFULLY COMPLETES RESTRUCTURING - EMERGES WITH NO LONG-TERM DEBT,
                 $175 MILLION IN CASH AND GENERATING NET INCOME


--------------------------------------------------------------------------------
AT&T Canada will hold a teleconference call at 5:00 p.m. eastern time today to discuss its first quarter 2003 results. Those wishing to participate should call
1.416.640.1907 ten minutes prior to the start time. A webcast of the call is also available from the Company's website, www.attcanada.com. Rebroadcasts of the teleconference will be available after the teleconference concludes on the Company's website, or by calling 1.416.640.1917, pass code 247701#.
--------------------------------------------------------------------------------


TORONTO, May 6, 2003 -- AT&T Canada Inc. (TSX: TEL.A, TEL.B; NASDAQ: ATTC, ATTCZ), Canada's largest competitor to the incumbent telecom companies, today reported financial and operating results for the first quarter 2003.

Q1 FINANCIAL AND OPERATING RESULTS
----------------------------------
o Revenues for the three months ended March 31, 2003, were $353.3 million, compared to $383.8 million in the first quarter of 2002. Revenues from Local, Data, Internet, IT Services and Other represent 62% of total revenue versus 60% in first quarter 2002. Long Distance revenues represent 38% of revenue down from 40% in the same period last year.

o Local access lines in service decreased by 22,108 year over year to 530,692, reflecting the strategic re-positioning of the Company's local services business to focus on profitable local line growth. The percentage of these lines that are either on-net or on-switch increased to 55% from 51% in the same period last year. Total revenue from Data and Internet declined by 4% from the same quarter in 2002, primarily the result of industry-wide weakness in enterprise demand and pricing pressures in certain product categories. Revenue from long distance services declined by 13% from the same period last year, the result of a 4% reduction in average price per minute and a 9% decrease in minute volume.

o The Company's earnings before interest, taxes, depreciation and amortization (EBITDA as outlined in the attached supplementary financial information schedule), totaled $66.3 million, representing an improvement of $28.3 million from the first quarter of 2002. This increase was the result of lower SG&A expenses of $19.7 million, as initiatives to streamline the business improved SG&A efficiency to 20.1% of revenue, a reduction of 350 basis points. In addition, the gross margin improvement of 530 basis points to 38.8% of revenue contributed $8.6 million to the increase in EBITDA. This change in Gross Margin was due to lower service costs from operating efficiency gains, and to savings from recent regulatory changes, offset in part by lower revenues as discussed above.

o Income from operations for the quarter totaled $36.5 million, compared to a loss from operations of $53.0 million in the first quarter of 2002. This $89.5 million improvement was due to lower depreciation and amortization costs of $49.4 million associated with the write-down in the carrying value of property plant and equipment and goodwill in the second quarter of 2002, from increased EBITDA of $28.3 million, and from an $11.8 million partial reversal of the 2002 restructuring provision for workforce reductions and facility closures.

o The Company's Net Income for the quarter totaled $229.8 million, compared to a Net Loss of $157.6 million in the same period last year. This $387.4 million improvement was primarily the result of an increase in the non-cash foreign currency translation gain of $322.8 million, the result of an appreciation in the value of the Canadian dollar relative to the U.S. dollar on the Company's un-hedged U.S. dollar debt. Also contributing to the improvement in Net Income was increased income from operations of $89.5 million, partially offset by reorganization costs of $26.3 million.

o The Company's cash flow from operating activities less capital expenditures was negative $11.9 million. After excluding one-time costs under the restructuring of $29.0 million, the Company generated positive free cash flow of $17.1 million in the quarter, (as outlined in the attached supplementary financial information schedule). This represents the second consecutive quarter the Company has generated positive free cash flow after adjusting for restructuring items.

FRESH START ACCOUNTING
----------------------
o Due to the realignment in equity interest and capital structure of AT&T Canada under the Restructuring Plan, the Company was required to perform as at April 1, 2003, a comprehensive revaluation of its balance sheet referred to as `fresh start accounting', which included the following significant adjustments. The Company has adjusted the historical carrying value of its assets and liabilities to fair value reflecting the allocation of the Company's reorganization equity value of $581 million. As a result, the carrying value of Property Plant and Equipment has been reduced to $574.7 million. In addition, under `fresh start accounting' the Company was required to record a deferred pension liability in the amount of $120.2 million, representing a deficiency in the market value of the assets under its defined benefit pension plan versus obligations to plan members. This liability will be funded over a five year period, including approximately $35 million in 2003.

"WE HAVE FULFILLED EXACTLY WHAT WE SET OUT TO ACHIEVE IN POSITIONING OUR COMPANY FOR LONG-TERM SUCCESS IN THE CANADIAN TELECOM MARKETPLACE," SAID JOHN MCLENNAN, VICE CHAIRMAN AND CEO. "WE HAVE CONSIDERABLY IMPROVED OUR OPERATING AND CAPITAL EFFICIENCY, WE HAVE ESTABLISHED A SUSTAINABLE CAPITAL STRUCTURE, AND WE CONTINUE TO MAKE INCREMENTAL GAINS IN PURSUIT OF A BALANCED REGULATORY FRAMEWORK. WITH THE COMPLETION OF OUR RESTRUCTURING WE HAVE A STRONG FINANCIAL FOUNDATION, WITH NO LONG-TERM DEBT, $175 MILLION IN CASH, AND A BUSINESS THAT IS GENERATING POSITIVE CASH FLOW AND NET INCOME. AND WE HAVE GREATLY STRENGTHENED OUR BUSINESS THROUGH A STRATEGIC RE-FOCUSING THAT SIGNIFICANTLY IMPROVED OUR OPERATING PROFILE, WHILE AT THE SAME TIME ACHIEVING DRAMATIC INCREASES IN CUSTOMER SATISFACTION LEVELS."

MR. MCLENNAN CONTINUED, "THE REVENUE AND OPERATING PROFIT GENERATED IN THE FIRST QUARTER CONFIRM WE ARE EXECUTING ON OUR BUSINESS PLAN. DURING THE QUARTER WE CONTINUED TO WIN NEW BUSINESS AND RENEW EXISTING RELATIONSHIPS WITH OUR CUSTOMERS, WHILE COMPLETING OUR RESTRUCTURING. AND WE ARE ON TRACK WITH OUR TRANSITIONAL ARRANGEMENTS WITH AT&T THAT WILL SEE US ESTABLISH A NEW BRAND IDENTITY IN THE COMING MONTHS."

JOHN MACDONALD, PRESIDENT AND CHIEF OPERATING OFFICER, ADDED, "THIS COMPANY IS FINANCIALLY AND OPERATIONALLY STRONG, AND HAS A TREMENDOUS PLATFORM UPON WHICH TO BUILD. WE POSSESS ADVANCED TECHNOLOGY, A BLUE CHIP CUSTOMER BASE, AND SOPHISTICATED MANAGED SERVICE OFFERINGS. WE HAVE THE SUPPORT OF OUR CUSTOMERS WHO WANT US TO SUCCEED BECAUSE WE'RE A COMPANY THAT

ACTS DIFFERENTLY. OUR CUSTOMERS TELL US THAT IT IS OUR SOLUTIONS ORIENTATION AND THE AGILITY WITH WHICH WE RESPOND TO THEIR COMPLEX TELECOM NEEDS THAT SETS US APART. WE WILL BUILD ON THESE STRENGTHS TO ENHANCE OUR POSITION AS ONE OF NORTH AMERICA'S MOST COMPETITIVE TELECOM ENTERPRISES."

OUTLOOK
-------
MR. MCLENNAN MADE THE FOLLOWING REMARKS WITH RESPECT TO FINANCIAL GUIDANCE FOR THE BALANCE OF THE YEAR, "I AM PLEASED WITH OUR FIRST QUARTER FINANCIAL PERFORMANCE AND LIKE OUR PROSPECTS FOR CONTINUED SUCCESS FOR THE BALANCE OF THE YEAR. HOWEVER, PRICING IN THE CANADIAN TELECOMMUNICATIONS MARKETPLACE REMAINS COMPETITIVE ACROSS ALL OF OUR MAJOR PRODUCT LINES AND THE TRANSITION OF OUR RELATIONSHIP WITH AT&T NEEDS TO BE CONSIDERED AS WE LOOK FORWARD. IN THIS ENVIRONMENT WE ARE MAINTAINING OUR REVENUE, EBITDA AND CAPITAL EXPENDITURE GUIDANCE FOR THE YEAR OF $1,337, $163 AND $140 MILLION RESPECTIVELY. ALSO, WHILE THE DIVESTITURE OF OUR CONTOUR/ARGOS BUSINESS UNIT WILL HAVE NO APPRECIABLE IMPACT ON OUR 2003 EBITDA, IT WILL RESULT IN THE LOSS OF REVENUE OF APPROXIMATELY $15 MILLION PER QUARTER STARTING IN Q3 OF THIS YEAR".


OTHER DEVELOPMENTS
------------------

SALE OF CONTOUR TELECOM INC. AND ARGOS TELECOM INC.
---------------------------------------------------
o Also today, AT&T Canada announced that it has reached an agreement to sell its subsidiaries Contour Telecom Inc. and Argos Telecom Inc. to YAK Communications (Canada). The transaction is consistent with AT&T Canada's corporate strategy to focus on its core businesses. AT&T Canada will receive cash with respect to this transaction, which is expected to close on July 2, 2003 subject to the satisfaction of certain conditions.

NEW CUSTOMER CONTRACTS
----------------------
o During the quarter the Company announced it had entered into a three year, $7 million contract with 7-Eleven Inc. of Dallas Texas. The agreement involves the implementation of a high-speed cross-border Frame Relay network, connecting 7-Eleven's 500 Canadian stores to their headquarters in Dallas. In addition to providing complete geographic network redundancy for all of its retail locations across Canada, 7-Eleven will be able to launch new applications in their retail outlets, including an advanced retail information system. This system will allow 7-Eleven to more effectively manage their business, due to the rapid and reliable transfer of essential sales, inventory and operational data.

o Also during the quarter the Company announced that it had expanded its already significant relationship with Transat AT Inc. Based in Montreal, Transat AT specializes in the distribution of holiday travel, including air transportation and value added services at travel destinations that support tour operators in both Canada and France. The new $6 million three year agreement involves the implementation and management of an advanced Global Data Network, including Toll-free, Long Distance and Local services. This integrated international telecommunications solution allowed Transat AT to realize considerable cost savings by centralizing telecom services for all its subsidiaries and affiliated companies located across Canada, in the United States and France.

REGULATORY
----------
o On March 26, 2003 the Company responded to the federal Cabinet's dismissal of its appeal of the CRTC's Price Cap ruling of May 30, 2002. The Company is encouraged by the Government's recognition that the regulatory and policy framework are crucial to fostering competition in the Canadian telecommunications industry. AT&T Canada's goal in launching its appeal was to focus the attention of the Government and the Regulator on the concerns of competitors, and in this the Company has succeeded. The Industry Minister expressed the Government's commitment to competition in the industry. Specifically, he expressed his expectation that the CRTC would continue its recent 'pro-competitive momentum', and that the Government would be monitoring developments in the coming months. AT&T Canada will continue its pursuit of regulatory reform, and believes that opportunity exists for further reductions in regulated costs. Additional relief would be upside to the Company's current business plan.

o On April 28, 2003 the Standing Committee for Industry, Science and Technology tabled a report before Parliament recommending the removal of foreign investment restrictions in the Canadian telecommunications industry. The Company welcomes these recommendations and is encouraged that the Committee has clearly recognized that foreign investment restrictions have had a disproportionately negative impact on new entrants. Implementing the Committee's recommendations and removing the restrictions will significantly improve the ability of competitive entrants to pursue sources of investment capital they cannot access under the current rules. The Company encourages the Government to move quickly to introduce the legislative and regulatory measures that are necessary to remove the restrictions. Canadians and the Canadian economy will be the ultimate winners under a liberalized foreign investment climate.

LIQUIDITY
---------
o At April 1, 2003 the Company had cash on hand of $175.2 million. While the Company had estimated that it would have cash on hand of $140 million upon the completion of its restructuring, the difference is due to operating cash flow generated during the month of March, and advisory fees related to its restructuring paid in April.

RESTRUCTURING PLAN COMPLETE
---------------------------
o On April 1, 2003 the Company successfully completed its restructuring, and distributed approximately CDN$233 million in cash and 100% of the Company's equity to bondholders and other affected creditors, in the form of 1,043,119 Class A Voting Shares and 18,956,881 Class B Limited Voting Shares. In compliance with the Canadian Telecommunications Act, Canadian resident bondholders and other affected creditors received, in the aggregate, 66 2/3 % of the Class A Voting Shares and other bondholders and affected creditors received 33 1/3 % of the Class A Voting Shares, and 100% of the Class B Limited Voting Shares. In accordance with the restructuring plan, no one creditor received greater than 10% of the Class A Voting Shares.

o For each CDN$1,000 in established claims value, resident Canadian bondholders or other affected creditors received CDN$49.24 in cash plus
     4.227 Class A Voting Shares. For each CDN$1,000 in established claims value, non-Canadian resident bondholders or other affected creditors received CDN$49.24 in cash, plus 0.077 Class A Voting Shares and 4.150 Class B Limited Voting Shares. The Company's escrow agent has a reserve of approximately CDN$2.8 million of cash and 241,395 Class B Limited Voting Shares for distributions to affected creditors with disputed claims that have not been settled.

o On April 1, 2003 the Company's Class A Voting Shares and Class B Limited Voting Shares began trading on the Toronto Stock Exchange under the stock trading symbols TEL.A and TEL.B respectively, and on NASDAQ under the stock trading symbols ATTC and ATTCZ respectively.

NEW STOCK OPTION AND OWNERSHIP PLAN
-----------------------------------
o As outlined in the Management Information Circular, two million shares have been reserved for issuance under the Company's management incentive plan. With the Company's public listing on the TSX and NASDAQ, the use of equity-based compensation provides additional performance based incentives and assists in the retention of qualified management employees. On April 17, the Company's Board of Directors approved the granting of a total of 629,000 stock options in respect of Class A voting shares, and 230,000 Restricted Share Units ("RSUs") to management. The stock options have an exercise price of $36.05 and vest in equal annual amounts over three years from the date of grant. The RSUs will vest three years from the date of grant, and are performance based in that they are tied to the Company's performance over the three years.


* EBITDA is a measure commonly used in the telecommunications industry to evaluate operating results and is generally defined as earnings before interest, income taxes, depreciation and amortization. The Company has also excluded workforce reduction costs and provision for restructuring, as this item is not expected to be recurring in nature as the Company completed restructuring its balance sheet and emerged from protection under the CCAA proceeding on April 1, 2003. EBITDA does not have a standardized meaning under GAAP and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace income/(loss) from operations, net income/(loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

** Free cash flow is defined as net cash generated by (used in) operating activities less additions to property, plant and equipment.


NOTE TO INVESTORS
-----------------
This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.


ABOUT THE COMPANY: AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,800 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada Inc. is a public company with its stock traded on the Toronto Stock Exchange under the symbols TEL.A and TEL.B, and the NASDAQ National Market System under the symbols ATTC and ATTCZ. Visit AT&T Canada's website, www.attcanada.com for more information about the company.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:
May Chong, 416-345-2342, may.chong@attcanada.com

INVESTORS AND ANALYSTS:
Brock Robertson, 416-345-3125, brock.robertson@attcanada.com
Dan Coombes, 416-345-2326, dan.coombes@attcanada.com

AT&T Canada First Quarter 2003 Results
Page 6
May 6, 2003

                                AT&T CANADA INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
              (in thousands of dollars, except per share amounts)
                                  (unaudited)


                                                                                                  THREE MONTHS ENDED
                                                                                                        MARCH 31
                                                                                             2003                     2002
                                                                                      -------------------    -------------------
Revenue                                                                                         $353,325               $383,830

Expenses:
                    Service costs                                                                216,061                255,169
                    Selling, general and administrative                                           70,970                 90,636
                    Workforce reduction costs and provision for restructuring                    (11,822)                  -
                    Depreciation and amortization                                                 41,625                 91,026
                                                                                      -------------------    -------------------
                                                                                                 316,834                436,831
                                                                                      -------------------    -------------------

 Income (Loss) from operations                                                                    36,491                (53,001)

 Other income (expense):
                    Interest income                                                                   29                  2,271
                    Interest expense                                                            (104,566)              (106,138)
                    Foreign exchange gain                                                        324,076                  1,292
                    Reorganization expenses                                                      (26,250)                   -
                    Other income (expense)                                                            24                   (357)
                                                                                      -------------------    -------------------
Income (Loss) before provision for income taxes                                                  229,804               (155,933)

Provision for income taxes                                                                           -                   (1,686)
                                                                                      -------------------    -------------------
Income (Loss) for the period                                                                     229,804               (157,619)

Deficit, beginning of period, as previously reported                                          (4,888,505)            (1,513,805)


Adjustment related to change in accounting policy for foreign exchange (1)                           -                  (12,274)
                                                                                      -------------------    -------------------
Deficit, beginning of of period, restated                                                     (4,888,505)            (1,526,079)

Deficit, end of period                                                                       $(4,658,701)           $(1,683,698)
                                                                                      -------------------    -------------------
                                                                                      -------------------    -------------------
Basic & diluted income (loss) per common share                                                     $2.14                 $(1.57)
                                                                                      -------------------    -------------------
                                                                                      -------------------    -------------------
Weighted average number of common shares outstanding (in thousands)                              107,216                100,099
                                                                                      -------------------    -------------------
                                                                                      -------------------    -------------------

(1) Effective January 1, 2002, the Company adopted the CICA Handbook Section 1650, which eliminates the deferral and amortization of foreign exchange gains and losses on long term monetary items, with retroactive restatement. Accordingly, the Company's loss for the year ended December 31, 2001, and deficit as of January 1, 2002 has been increased by $12.3 million.

                                    - MORE -

AT&T Canada First Quarter 2003 Results
Page 7
May 6, 2003

                                AT&T CANADA INC.
                       SUPPLEMENTARY FINANCIAL INFORMATION
                   (in thousands of dollars, except per share
                                    amounts)
                                   (unaudited)

                                                                                    THREE MONTHS ENDED
                                                                                         MARCH 31
                                                                                2003              2002
                                                                            --------------   --------------
Income (Loss) from operations                                                  $  36,491      $  (53,001)

Add:
      Depreciation and amortization                                               41,625          91,026
      Workforce reduction costs and provision for restructuring                  (11,822)              -
                                                                            --------------   --------------

EBITDA (*)                                                                     $  66,294       $  38,025
                                                                            ==============   ==============

Net cash generated by (used in) operating activities                           $  21,346      $ (168,844)

Less:   Additions to property, plant and equipment                               (33,227)        (68,781)
                                                                            --------------   --------------

Free cash flow (**)                                                           $  (11,881)      $ (237,625)

Add:    Reorganization expenses                                                   29,013                -
                                                                            --------------   --------------

Adjusted free cash flow                                                        $  17,132       $ (237,625)
                                                                            ==============   ==============

(*) EBITDA is a measure commonly used in the telecommunications industry to evaluate operating results and is generally defined as earnings before interest, income taxes, depreciation and amortization. The Company has also excluded workforce reduction costs and provision for restructuring, as this item is not expected to be recurring in nature as the Company completed restructuring its balance sheet and emerged from protection under the CCAA proceeding on April 1, 2003. EBITDA does not have a standardized meaning under GAAP and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace income/(loss) from operations, net income/(loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.


(**) Free cash flow is defined as net cash generated by (used in) operating activities less additions to property, plant and equipment, and is presented on a one-time basis to reflect the adjustment for reorganization expenses

AT&T Canada First Quarter 2003 Results
Page 8
May 6, 2003

                                AT&T CANADA INC.
                           CONSOLIDATED BALANCE SHEETS
                            (in thousands of dollars)
                                   (unaudited)

                                                                       APRIL 1               MARCH 31        DECEMBER 31
                                                                        2003                   2003              2002
                                                                 --------------------    ---------------------------------
                                                                  Implementation Date
ASSETS

Current assets:
         Cash and cash equivalents                                     $     175,230        $   175,230      $   420,542
         Cash held in escrow                                                       -            233,022                -
                                                                 --------------------    ---------------------------------
         Cash and cash equivalents                                           175,230            408,252          420,542
         Accounts receivable                                                 153,994            153,994          166,434
         Other current assets                                                 28,695             28,695           23,045
                                                                 --------------------    ---------------------------------
                                                                             357,919            590,941          610,021

Property, plant and equipment                                                574,730            927,072          952,699
Other intangible assets, net                                                       -              6,410            7,565
Other assets, net                                                             14,402             55,323           56,985
Deferred pension asset                                                             -             67,437           60,430
                                                                 --------------------    ---------------------------------
                                                                       $     947,051       $  1,647,183     $  1,687,700
                                                                 --------------------    ---------------------------------
                                                                 --------------------    ---------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
             Accounts payable                                          $      30,961         $   31,326       $   45,802
             Accrued liabilities                                             148,742            184,388          234,549
             Income taxes payable                                                472                472            7,056
             Current portion of capital lease obligations                      4,255              4,255            3,952
         Liabilities subject to compromise                                         -          4,528,426        4,719,591
                                                                 --------------------    ---------------------------------
                                                                             184,430          4,748,867        5,010,950

Long-term portion of capital lease obligations                                16,602             16,602           16,601
Other long-term liabilities                                                   44,843             46,917           47,547
Deferred pension liability                                                   120,176                  -                -
Deferred foreign exchange                                                          -             99,158          106,617

Shareholders' equity (deficit)
         Common shares                                                             -          1,393,844        1,393,994
         New Class A Voting and Class B Limited Voting Shares                581,000                  -                -
         Warrants                                                                  -                496              496
         Deficit                                                                   -         (4,658,701)      (4,888,505)
                                                                 --------------------    ---------------------------------
                                                                             581,000         (3,264,361)      (3,494,015)
                                                                 --------------------    ---------------------------------
                                                                       $     947,051       $  1,647,183     $  1,687,700
                                                                 --------------------    ---------------------------------
                                                                 --------------------    ---------------------------------

                                    - MORE -

AT&T Canada First Quarter 2003 Results
Page 9
April 9, 2003

                                AT&T CANADA INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                           (in thousands of dollars)
                                   (unaudited)

                                                                                      THREE MONTHS ENDED
                                                                                            MARCH 31
                                                                                    2003               2002
                                                                              ------------------  ----------------
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES:
          Income (Loss) for the period                                               $  229,804       $ (157,619)

          Adjustments required to reconcile loss to cash flows from operating activities:
              Depreciation and amortization                                              41,625            91,026
              Accretion of Senior Discount Note                                          34,220            39,908
              Amortization of debt issuance costs                                         1,893             2,542
              Amortization of deferred gain on termination of cross-currency
              swaps and forward contracts                                                (7,459)           (1,671)
              Foreign exchange loss (gain)                                             (318,530)              496
              Deferred pension charges
                                                                                          7,752             1,212
              Other                                                                         (98)                -
                                                                              ------------------  ----------------
                                                                                        (10,793)          (24,106)
              Changes in non-cash working capital                                        32,139          (144,738)
                                                                              ------------------  ----------------

          Net cash generated by (used in) operating activities                           21,346          (168,844)

INVESTING ACTIVITIES:
          Additions to property, plant and equipment                                    (33,227)          (68,781)
          (Additions) Dispositions to other assets                                          (16)               54
                                                                              ------------------  ----------------
          Net cash generated by (used in) investing activities                          (33,243)          (68,727)

FINANCING ACTIVITIES:
          Issue of share capital, net of issuance costs                                       -            12,256
          Share repurchase cost                                                            (150)                -
          Repayment of credit facility, net                                                   -            30,000
          Debt issue and credit facility costs                                                -               (72)
          Decrease in other long term liabilities                                             -              (133)
                                                                              ------------------  ----------------
          Net cash generated by (used in) financing activities                             (150)           42,051

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                    (243)               10
                                                                              ------------------  ----------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND
          CASH HELD IN ESCROW                                                           (12,290)         (195,510)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                          420,542           537,294
                                                                              ------------------  ----------------
CASH AND CASH EQUIVALENTS AND CASH HELD IN ESCROW,
          END OF PERIOD                                                              $  408,252         $ 341,784
                                                                              ------------------  ----------------
                                                                              ------------------  ----------------

Supplemental Information:

Income taxes paid                                                                      $    750         $   1,823
Interest paid                                                                          $      -         $ 106,687

AT&T Canada First Quarter 2003 Results
Page 10
May 6, 2003

                  AT&T CANADA INC.
      SELECTED STATISTICAL AND OPERATIONAL DATA


                                                                 MARCH 31                MARCH 31               DECEMBER 31
                                                                   2003                    2002                    2002
                                                           ---------------------  -----------------------  ----------------------
                                                           ---------------------  -----------------------  ----------------------

REVENUE (IN THOUSANDS)
Data                                                                $   112,256              $   115,568             $   112,706
Local                                                                    56,912                   59,669                  57,477
Internet & IT Services                                                   46,179                   48,980                  48,900
Other                                                                     4,111                    5,313                   5,252
                                                           ---------------------  -----------------------  ----------------------
                                                                    $   219,458              $   229,530             $   224,335

Long Distance                                                           133,867                  154,300                 135,262
                                                           ---------------------  -----------------------  ----------------------
TOTAL                                                               $   353,325              $   383,830             $   359,597

Capital Expenditures                                                $    33,227              $    68,781             $    22,422

Access lines in service                                                 530,692                  552,800                 537,940

Full-time employees                                                       3,964                    5,027                   4,039
